BC FORM 55-901F (Previously Form 36)
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection [redacted] Information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purp[redacted]ain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia [redacted]is form will be made available to the public. If you have any questions about the collection and use of this information, you may [redacted]urisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

02002678

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PACIFIC BOOKER MINERALS INC.

SUPPL

12 g 82-1984

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 10 01 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: STEVENSON

GIVEN NAMES: JOHN PAUL

NO. STREET APT: 1702- 1166 ALBERNI ST.

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E 3Z3

BUSINESS TELEPHONE NUMBER: 604 - 681 - 8556

BUSINESS FAX NUMBER: 604 - 687 - 5995

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ OCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
WARRANTS	251119							251119	0	
COMMON	14308							14308	1	DIACAN VENTURES
COMMON	214541	10 01 02	10	500		3.50		215041	0	
		11 01 02	10	400		3.05		215441	0	
		17 01 02	10		500	3.40		214941	0	

BOX 6. REMARKS

I own 100% of Diacan Ventures.

PROCESSED FEB 0 6 2002 THOMSON FINANCIAL

02 JAN 25 AM 8:47

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): PAUL STEVENSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 24 01 02

FIN 55-901F Rev. 2001 / 4 / 19

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE